6/25

08004339

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SeaMiles Limited

*CURRENT ADDRESS 488 Huron St.
Toronto, Ontario
M5R 2R3
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35223 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 8/12/08

SeaMiles Limited

(formerly Corporate Properties Limited)
Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

SeaMiles Limited
(formerly Corporate Properties Limited)
Consolidated Financial Statements
For the years ended
December 31, 2006 and 2005

Contents

Mintz & Partners LLP

200 - 1 Concorde Gate
North York, ON M3C 4G4

T. 416.391.2900
F. 416.391.2748
Web site. www.mintzca.com

AUDITORS' REPORT

To The Shareholders Of
SeaMiles Limited (formerly Corporate Properties Limited)

We have audited the consolidated balance sheet of SeaMiles Limited as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated April 11, 2006 (except for Note 15(d) which is as April 13, 2006).

Mintz + Partners LLP

Toronto, Ontario

April 13, 2007

CHARTERED ACCOUNTANTS
Licensed Public Accountants

SeaMiles Limited
(formerly Corporate Properties Limited)
Consolidated Balance Sheets
(In Canadian Dollars)

December 31	2006	2005
Assets		
Current		
Cash	$276,582	$ -
Accounts receivable (Note 13)	1,890,062	293,674
Deposits and prepaid expenses	1,463,189	196,891
Escrow bank account (Note 3)	12,638,637	-
	16,268,470	490,565
Deferred costs (Note 4)	24,333	60,708
Property held for development (Note 5)	5,382,438	4,234,000
Equipment (Note 6)	160,799	71,865
Trademarks (Note 1)	6,879,902	-
Loan receivable	-	398,419
Income producing properties (Notes 2 and 7)	-	7,433,417
	$28,715,942	$12,688,974
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness	$ -	$2,461
Accounts payable and accrued liabilities (Note 13)	2,240,108	723,505
Due to related parties (Note 13)	256,281	325,302
Notes payable	130,515	-
Current portion of mortgages payable (Notes 8 and 13)	1,509,085	2,392,300
Current portion of other long-term debt (Note 9)	153,814	-
Deposits	12,672,536	25,347
	16,962,339	3,468,915
Mortgages payable (Note 8)	1,000,000	4,021,188
Other long-term debt (Note 9)	919,983	-
Convertible debentures (Notes 10 and 13)	3,000,000	2,427,443
	21,882,322	9,917,546
Shareholders' equity		
Share capital (Note 11)	16,585,047	9,671,787
Equity portion of convertible debt	-	86,782
Contributed surplus	869,385	189,300
Deficit	(10,620,812)	(7,176,441)
	6,833,620	2,771,428
	$28,715,942	$12,688,974

On behalf of the Board

(signed) *"Thomas M. Sheppard"* ______________ Director

(signed) *"Peter Rooney"* ______________ Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
(formerly Corporate Properties Limited)
Consolidated Statements of Deficit
(In Canadian Dollars)

For the years ended December 31	2006	2005
Deficit, beginning of year	($7,176,441)	($5,772,102)
Net loss for the year	(3,444,371)	(1,404,339)
Deficit, end of year	($10,620,812)	($7,176,441)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
(formerly Corporate Properties Limited)
Consolidated Statements of Operations
(In Canadian Dollars)

For the years ended December 31	2006	2005
Revenue		
Loyalty program revenue	$6,915,973	$1,584
Rental income	492,033	663,500
	7,408,006	665,084
Expenses		
Amortization of income producing properties	247,169	286,594
Amortization of equipment	29,696	12,451
Amortization of deferred costs	222,539	119,712
Bank charges and interest	169,152	153,744
Income producing properties	54,743	33,929
Interest on long-term debt	742,380	681,155
Loyalty program	6,220,640	113,996
Management fees	317,750	154,981
Selling, general and administrative	412,008	209,981
Stock-based compensation	717,945	302,880
	9,134,022	2,069,423
Loss before undernoted	(1,726,016)	(1,404,339)
Loss on disposal of income producing properties (Note 2)	1,718,355	-
Net loss for the year	($3,444,371)	($1,404,339)
Loss per share (Note 12)	($0.37)	($0.29)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

SeaMiles Limited
(formerly Corporate Properties Limited)
Consolidated Statements of Cash Flows
(In Canadian Dollars)

For the years ended December 31	2006	2005
Cash provided by (used in)		
Operating activities		
Net loss for the year	($3,444,371)	($1,404,339)
Items not affecting cash		
Amortization of income producing properties	247,169	286,594
Amortization of deferred costs	222,539	119,712
Amortization of equipment	29,696	12,451
Stock-based compensation	717,945	302,880
Loss on disposal of income producing properties	1,718,355	-
Accretion of liability component of convertible debt	(14,225)	14,225
Changes in non-cash operating assets and liabilities		
Accounts receivable	(410,710)	(255,738)
Deposits and prepaid expenses	(1,207,456)	60,017
Accounts payable and accrued liabilities	279,544	244,959
Escrow bank account	(6,546,004)	-
Deposits	6,554,556	25,347
	(1,852,962)	(593,892)
Investing activities		
Additions to income producing properties	(20,418)	(270,534)
Proceeds on sale of income producing properties	1,200,001	-
Additions to property held for development	(1,148,438)	(920,321)
Purchase of equipment	(96,311)	(84,316)
Purchase of trademarks	(57,541)	-
Loan receivable	398,419	(398,419)
Payment on acquisition of property held for development	-	(108,047)
Acquisition of Seamiles	(5,257,874)	-
	(4,982,162)	(1,781,637)
Financing activities		
Proceeds from convertible debt	3,000,000	2,500,000
Proceeds from mortgages payable	2,250,000	-
Repayment of mortgages payable	(1,904,403)	(2,337,192)
Payment to related parties	(206,148)	215,302
Proceeds from issue of share capital	4,375,400	2,070,523
Deferred costs	(198,987)	(97,133)
Repayment of other long-term debt	(103,875)	-
Notes payable	(97,820)	-
	7,114,167	2,351,500
Increase (decrease) in cash during the year	279,043	(24,029)
Cash (bank indebtedness), beginning of year	(2,461)	21,568
Cash, end of year	$276,582	($2,461)
Supplementary cash flow information		
Interest paid	$911,532	$811,801

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Nature of Business

The Company is engaged in real estate and resort development in the Muskoka region in Ontario, Canada and the cruise based loyalty program in both the United Stutes of America and Canada through its SeaMiles and SeaPoints programs respectively. The SeaMiles and SeaPoints programs provide its commercial partners with loyalty marketing services and offers its members the ability to accumulate SeaMiles and SeaPoints respectively through its partner network. Accumulated SeaMiles and SeaPoints may be redeemed for cruise travel rewards from the Company's wholly-owned subsidiary Seamiles, LLC ("Seamiles") and OVS in the United States and from Encore Cruises in Canada.

Basis of Consolidation

The consolidated financial statements include the accounts of all subsidiaries with inter-company transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

Revenue Recognition

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard to its members, from the sale of SeaMiles through MasterCard purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Foreign Currency Translation

Monetary assets and liabilities are translated at currency exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average rates prevailing during the year. Translation gains and losses for the year are reflected in the statement of operations.

Cash

Cash consists of cash in bank accounts.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalizes all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Computer equipment:	20% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Leasehold improvements:	amortized over the term of the lease
Website development:	30% diminishing balance basis

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Building:	4% diminishing balance basis
Furniture and fixtures:	20% diminishing balance basis
Paving:	8% diminishing balance basis

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation

The Company grants stock options to officers, directors, employees and consultants pursuant to a stock option plan. The Company accounts for the stock-based compensation using the fair value as at the grant date. Under this method, compensation expense related to option grants is recorded in the consolidated statement of operations over the vesting period of the options. The compensation expense amount is based on the fair value of the option as estimated using the Black-Scholes option pricing model. The assumptions used in calculating the value of the stock options include management's best estimate, as of the date of grant, of the expected share price volatility over the term of the stock option and expected option life. As such, the amounts reported as compensation expense are subject to measurement uncertainty as the expense amount may vary significantly based on the assumptions used.

Income Taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are realized.

Loss per Share

Loss per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and their carrying values approximate fair values.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

(In Canadian Dollars)

1. Acquisition of Seamiles

On March 29, 2006, the Company completed the acquisition of 100% of the membership interests in Seamiles of Fort Lauderdale, Florida for $1 and the assumption of net liabilities. The purchase can be summarized as follows:

Cost of acquisition paid by:	
Cash	$1
Assumption of net liabilities - comprising loans from the Company	5,278,014
Legal costs	70,125
Post closing costs	40,848
	$5,388,988
Cost of acquisition allocated to:	
Assets acquired	
Cash	$131,114
Current assets	7,337,153
Current liabilities	(7,920,716)
Equipment	22,319
Deferred costs	11,981
Trademarks	6,822,361
	6,404,212
Liabilities assumed	
Long-term debt	1,015,224
	$5,388,988
Cash component is comprised of:	
Consideration paid	$5,388,988
Cash acquired	131,114
Net cash	$5,257,874

2. Sale of Income Producing Properties

In 2006, the Company disposed of its income producing properties in two separate transactions. In October, the Company sold its property at 125 Medora Street for $1,200,000. In November, the Company sold one of its subsidiary companies for $1 and the assumption of liabilities, with the sole asset being the Cranberry Marsh Cove property. The sale transactions can be summarized as follows:

Cash proceeds	$1,200,001
Assumption of mortgages payable by purchaser	4,250,000
Assumption of other net payables by purchaser	38,310
	5,488,311
Net book value of income producing properties	7,206,666
Loss on sale of income producing properties	($1,718,355)

(In Canadian Dollars)

3. Escrow Bank Account

The escrow bank account consists of funds invested in a U.S. money market fund comprising a portfolio of high quality U.S. treasury securities maturing in 180 days or less.

4. Deferred Costs

	December 31 2006	December 31 2005
Deferred costs	$40,000	$188,470
Accumulated amortization	(15,667)	(127,762)
	$24,333	$60,708

5. Property Held for Development

During the year ended December 31, 2006, interest of $169,445 (2005 - $164,984) was capitalized to property held for development.

6. Equipment

	Cost	Accumulated Amortization	December 31 2006 Net Book Value	December 31 2005 Net Book Value
Computer equipment	$48,788	$25,868	$22,920	$ 3,538
Furniture and fixtures	18,711	1,784	16,927	-
Leasehold improvements	69,054	2,608	66,446	-
Website development	86,512	32,006	54,506	68,327
	$223,065	$62,266	$160,799	$71,865

7. Income Producing Properties

	Cost	Accumulated Amortization	December 31 2006 Net Book Value	December 31 2005 Net Book Value
Land	$ -	$ -	$ -	$415,000
Buildings	-	-	-	6,853,676
Paving	-	-	-	136,279
Furniture and fixtures	-	-	-	28,462
	$ -	$ -	$ -	$7,433,417

(in Canadian Dollars)

8. Mortgages Payable

	December 31 2006	December 31 2005
Prime, due November 2007, monthly payments of $508 principal and interest, secured by a mortgage on land	$75,828	$77,615
10%, due April 2007, interest only, monthly, secured by a mortgage on land	-	3,750,000
12%, demand, interest only, monthly, secured by a third mortgage on land	-	500,000
10%, due March 2007, interest only, monthly, secured by a mortgage on land	-	400,000
10%, due January 2008, interest only, monthly, secured by a mortgage on land (Note 17)	1,000,000	1,000,000
10%, due November 2007, interest only, monthly, secured by a mortgage on land (Note 13)	487,500	487,500
8.5%, due April 2007, monthly payments of $1,591 principal and interest, secured by a mortgage on land	195,757	198,373
12%, due October 2007, interest only, monthly, secured by a second mortgage on land	750,000	-
	2,509,085	6,413,488
Less: Current portion	1,509,085	2,392,300
	$1,000,000	$4,021,188

Principal repayments for the next two years are as follows:

2007	$1,509,085
2008	1,000,000
	$2,509,085

The fair value of the mortgages payable is approximately $2,509,085 which is estimated based upon future cash flows discounted using the current market rate for similar instruments.

Subsequent to year end, the Company renewed its $1,000,000 mortgage payable to mature in January 2008. All other terms and conditions remain the same.

9. Other Long-term Debt

	December 31 2006	December 31 2005
Note payable, non-interest bearing, due February 2010, monthly principal payments of $3,000	$116,942	$ -
Note payable, non-interest bearing, no fixed repayment date, amount will not be repaid in 2007	138,659	-
Other long-term debt, non-interest bearing, repayable monthly in varying amounts based on previous loyalty program commitments	818,196	-
	1,073,797	-
Less: Current portion	153,814	-
	$919,983	$ -

The note payable due February 2010 was discounted at an interest rate of 8% per annum.

(In Canadian Dollars)

10. Convertible Debentures

	December 31 2006	December 31 2005
10% Convertible debentures (Note 13)	$3,000,000	$ -
12% Convertible debentures (Note 13)	-	2,427,443
	$3,000,000	$2,427,443

The convertible debentures have a two year term (2005 – two year term) and bear interest at a coupon rate of 10% (2005 – 12%), payable monthly. The debentures are convertible into common shares (2005 – units) at the rate of $3.00 per share (2005 - $1.10) at the sole option of the lenders for the entire term expiring no later than April 30, 2008 (2005 – August 19, 2007). Each unit comprises one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at the rate of $1.10 per share and the warrants can be exercised up to and including August 19, 2007. If all of the debentures are converted, it will result in the issuance of 1,000,000 (2005 – 4,545,454) common shares. The debentures are secured by a general security agreement and the debentures mature on April 30, 2008 (2005 – August 19, 2007). As disclosed in note 11, in May 2006 all the 12% convertible debentures were converted and all the common share purchase warrants attached to the 12% convertible debentures were exercised, resulting in the issuance of 4,545,454 common shares.

Convertible debentures are presented in the financial statements in their component parts, by assigning to the equity component, the residual amount after deducting from the debenture as a whole, the amount separately determined for the debt component. The debt component has been calculated using the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued.

11. Share Capital

Authorized:
- Unlimited number of voting common shares
- Unlimited number of non-voting common shares

Issued: common shares and common share purchase warrants

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance as at December 31, 2004	4,155,118	250,000	$6,987,684	$ -
Issued for cash through private placements	1,199,996	1,199,996	1,905,523	-
Issued through the exercise of stock options	150,000	-	278,580	-
Issuance of convertible debt equity component	-	-	-	86,782
Shares issued on the conversion of convertible debt	333,333	-	500,000	-
Balance as at December 31, 2005	5,838,447	1,449,996	9,671,787	86,782
Issued through the exercise of stock options	50,000	-	92,860	-
Issued through the exercise of warrants	837,498	(837,498)	1,820,400	-
Issued through the conversion of convertible debt and exercise of attached warrants	4,545,454	-	5,000,000	(86,782)
Balance as at December 31, 2006	11,271,399	612,498	$16,585,047	$ -

(In Canadian Dollars)

11. Share Capital (continued)

Notes:

a) In April 2005, the Company completed a private placement of 999,996 units at a price of $1.50 per unit for net proceeds of $1,407,984 after deducting the issue costs of $92,016. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.25 up to and including April 30, 2006, or if and to the extent not exercised by that date, at $3.00 from May 1, 2006 up to and including April 30, 2007.

b) In September 2005, the Company completed a private placement of 200,000 units at a price of $2.50 per unit for net proceeds of $497,539 after deducting the issue costs of $2,461. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.00 up to and including September 30, 2006, or, if and to the extent not exercised by that date, at $3.50 from October 1, 2006 up to and including September 30, 2007.

c) In March and April 2006, the Company raised $1,320,400 from the exercise of 587,498 common share purchase warrants at a price of $2.25 per share, after deducting issue costs of $1,473.

d) In May 2006, the Company received $5,000,000 in new equity from the conversion of $2,500,000 of convertible debt at a conversion price of $1.10 per common share and the exercise of 2,500,000 of warrants attached to the convertible debt at an exercise price of $1.10 per common share. A total of 4,545,454 common shares were issued pursuant to the financing.

e) In May 2006, the Company raised $500,000 from the exercise of 250,000 common share purchase warrants at a price of $2.00 per share.

Stock Options

The Company has a stock option plan (the "Plan") for its directors, senior officers, employees and consultants under which the Company may grant options to acquire a maximum of 10% of its issued and outstanding common shares of the Company. These options are non-transferable and are valid for a maximum of five years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of the options is fixed by the Board of Directors and the Company at the time of the grant, subject to all regulatory requirements.

The Company has the following stock options to its officers, directors and certain consultants outstanding as at December 31, 2006:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
July 8, 2005	300,000	$1.10	July 8, 2007
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
	860,000		

The fair value of the stock options granted during the year are as follows: 410,000 at $0.8445; 150,000 at $1.018. In addition, 100,000 stock options granted in July 2005 vested in July 2006 and were valued at $2.19. The method used to determine the rates was the Black-Scholes model for pricing options. The following assumptions were used: dividend yield of 0%, expected volatility of 29% - 53%, risk-free interest rate of 4.136% – 4.236% and an expected life of two years, except the 100,000 stock options which vested in July 2006 which have an expected life of one year.

(In Canadian Dollars)

11. Share Capital (continued)

Warrants

The Company has the following common share purchase warrants outstanding as at December 31, 2006:

Warrants	Exercise Price	Expiry Date
412,498	$3.00	April 30, 2007
200,000	$3.50	September 30,2007
612,498		

12. Loss per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year ended December 31, 2006, which is 9,354,266 (2005 – 4,918,631) shares. Fully diluted loss per share for the years ended December 31, 2006 and 2005 have not been presented since the potential conversions of convertible debentures and warrants outstanding are anti-dilutive.

13. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

The Company had outstanding amounts due from/to directors and shareholders as follows:

	December 31 2006	December 31 2005
Accounts receivable	$ -	$173,813
Accounts payable and accrued liabilities	$ -	$122,368
Due to related parties		
Interest bearing portion	$137,481	$325,302
Non-interest bearing portion	118,800	-
	$256,281	$325,302
Mortgages payable	$487,500	$500,000
Convertible debentures	$2,750,000	$750,000

(In Canadian Dollars)

13. Related Party Transactions (continued)

The following table summarizes the Company's related party transactions for the year:

	December 31 2006	December 31 2005
Rental income	**$407,850**	$575,000
Interest	**334,117**	188,176
Leasehold improvements	**56,385**	-
Management fees	**224,000**	154,981
Financing fees	**101,655**	-
Rent	**55,618**	8,942
Professional fees	**34,097**	13,621
Selling, general and administrative	**81,755**	-
Sale of income producing property (Note 2)		
Cash proceeds	**$ 1**	
Assumption of mortgages payable by purchaser	**4,250,000**	
Assumption of other net payables by purchaser	**38,310**	
	4,288,311	
Net book value of income producing property	**5,709,313**	
Loss on sale of income producing property	**($1,421,002)**	

These transactions are recorded at the exchange value as agreed to by the related parties.

The parties are related as the transactions are with directors and shareholders of the Company.

14. Segmented Financial Information

The results of operations are reported under two segments: loyalty program and real estate. These segments reflect how the Company is managed and how operations are classified for planning and measuring performance. The loyalty program earns income by providing loyalty marketing services. The real estate segment earns rental income from commercial properties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

(In Canadian Dollars)

14. Segmented Financial Information (continued)

The table below is a summary of financial information by segment for the past two years.

	For the Year Ended December 31					
	Loyalty Program		Real Estate		Consolidated	
	2006	2005	2006	2005	2006	2005
Revenue	$6,915,973	$1,584	$492,033	$663,500	$7,408,006	$665,084
Segment earnings	$621,608	($125,064)	($2,238,694)	($561,073)	($1,617,086)	($686,137)
Corporate expenses					(1,827,285)	(718,202)
Net loss for the year					($3,444,371)	($1,404,339)
Identifiable assets	$23,029,462	$275,332	$5,590,802	$12,139,921	$28,620,264	$12,415,253
Corporate assets					95,678	273,721
Total assets					$28,715,942	$12,688,974
Bank charges and interest	$32,048	$202	$608,056	$784,337	$640,104	$784,539
Corporate bank charges and interest					271,428	50,360
					$911,532	$834,899

15. Income Taxes

The Company has non-capital losses available for income tax purposes which can be used to reduce taxable income of future years. The benefit of these losses has not been reflected in these financial statements. These losses expire as follows:

2008	$46,000
2009	17,000
2010	62,000
2011	2,000
2015	534,000
2016 and later	3,719,000
Total:	$4,380,000

Included in the non-capital losses available for income tax purposes are net temporary tax differences of approximately $668,000 relating to property, equipment and trademarks which may be used to offset future taxable income. The benefit of these deductions has not been reflected in these financial statements.

The difference between the effective tax rate of 36.12% and the actual rate of Nil% is attributable to the fact that no future tax asset has been recorded for available loss carryforwards as their ultimate utilization is uncertain.

(In Canadian Dollars)

16. Commitments and Contingencies

a) Lease Commitments:

The Company is committed to future minimum annual lease payments on certain non-cancelable operating leases as follows:

2007	$194,000
2008	173,000
2009	173,000
2010	173,000
thereafter	583,000

b) Under an agreement between Seamiles and Carnival Cruise Lines ("Carnival"), Seamiles has certain financial obligations which it must meet on an annual basis. Seamiles has met its obligations to date under this agreement.

c) Pursuant to a settlement agreement dated September 26, 2005, Seamiles was liable to its former president/former member for $787,500 U.S. for alleged damages arising under various state and federal lawsuits. This settlement amount was non-interest bearing and was payable as follows: 5 payments of $17,500 U.S. payable on a quarterly basis commencing September 2006; 10 annual payments of $70,000 U.S. commencing September 2008. Seamiles was both a plaintiff and defendant in the various settled lawsuits arising in Miami-Dade County, Florida (United States). Seamiles subsequently filed a motion in the settled litigation to enforce the settlement agreement and terminate any future payments owed under the settlement agreement. On December 14, 2006, the Court ruled in favor of Seamiles, thereby terminating the $787,500 U.S. liability. The matter is now on appeal, which should be resolved in 2007. Subsequent to the termination of the $787,500 U.S. liability, an individual claiming an indirect ownership interest in Seamiles through a company owned and controlled by Seamiles' former president/former member, filed suit in Miami-Dade County against Seamiles and its former president/former member seeking compensation for the reasonable value of his alleged indirect interest in Seamiles. No amount has been ascribed to the claim as of yet. Seamiles has rejected the claim, as SeaMiles Limited (through its wholly owned subsidiary) was a *bona fide* purchaser for value of one hundred percent of the membership interests of Seamiles, LLC. Furthermore, the claimant signed the September 26, 2005 settlement agreement acknowledging that he owned no interest in Seamiles, LLC.

d) There is currently a legal proceeding in connection with the renovations of a real estate development property held by one of the Company's subsidiaries with a vendor regarding a Claim for Lien, pursuant to Section 39 of the Ontario Construction Lien Act, against the property. The amount of the claim is approximately $331,000. This court matter is currently under settlement negotiations and has not been concluded.

17. Subsequent Events

a) In January 2007, the Company renewed its $1,000,000 mortgage on one of its properties at a rate of 10% for one year.

b) In January 2007, the Company signed a Promotional Co-Branded Card Agreement with Visa U.S.A. Inc.

18. Comparative Figures

Certain comparative figures have been reclassified to conform with the method of presentation adopted for the current year. The comparative figures were reported on by another chartered accountant.

SEAMILES LIMITED
(formerly Corporate Properties Limited)
Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Fiscal Year Ended December 31, 2006

Date: April 27, 2007

SeaMiles Limited (formerly Corporate Properties Limited) (the "Company") has primarily been engaged in the business of real estate development in the Muskoka region of Ontario, but has more recently diversified its business portfolio by engaging in the business of cruise based loyalty rewards programs. In 2005, the Company launched the SeaPoints affinity card program in Canada through its wholly owned subsidiary, SeaPoints Inc. In March 2006, the Company acquired 100% of the membership interest of SeaMiles, LLC ("Seamiles"), a business operating a cruise based loyalty program in the United States of America. The management of the Company believes that more business opportunities to increase shareholder value lie in the Company's loyalty card division and therefore changed its name to SeaMiles Limited in November 22, 2006.

The following discussion and analysis is based on the Company's audited consolidated financial statements, including notes, for the years ended December 31, 2006 and 2005. These statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of these financial statements requires management to make assumptions and estimates that affect the amounts reported of assets and liabilities as of the date of the financial statements and the amounts reported as revenue and expenses during the reporting period. Management estimates and judgment are based on historical experience and other factors deemed to be reasonable under the circumstances. Actual future results may differ materially from these estimates under different assumptions or conditions. Management believes the accounting policies outlined in the Summary of Significant Accounting Policies section of its consolidated financial statements reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

This discussion includes assumptions made by management that involve certain risks and uncertainties. These assumptions should be given careful consideration and undue reliance should not be placed on these assumptions.

Overview

During 2006, the Company continued to place a great deal of emphasis on its affinity card program division by embarking on strategic and operational initiatives that will position the Company for long term, sustainable growth.

The principal loyalty program asset is the Company's wholly owned subsidiary, Seamiles, which the Company purchased effective March 29, 2006. Seamiles maintains a long term strategic alliance with Carnival Cruise Lines ("Carnival"), which currently offers a co-branded Carnival/SeaMiles Master Card. The card offers a point accumulation program and redemption in use and continues to grow.

In November 2006, SeaMiles signed a long-term bank card marketing agreement with Chase Bank USA N.A, (Chase), the credit card division of JPMorgan Chase, which will allow for the expansion of the SeaMiles loyalty program. In early 2007, Seamiles selected VISA as its payment credit card in connection with the Chase agreement under a Promotional Co-Branded Card Agreement it signed with Visa U.S.A. Inc.

Chase will issue the SeaMiles Visa Signature Rewards Card which enables US consumers to earn for everyday spend, and much more, while redeeming on the cruise line of their choice through SeaMiles' unique redemption platform.

Furthermore, the Company continues to grow its SeaPoints program offered exclusively to Canadians through its wholly-owned subsidiary SeaPoints Inc. This program has been successful in its limited marketing efforts to date with over 6,400 members as at December 31, 2006. SeaPoints is positioned to launch a credit card in Canada, which would significantly enhance its SeaPoints program.

Overall, the cruising industry has been a steadily growing segment of the travel business for the past 30 years. More than 12 million North Americans cruised in 2005, while many more have indicated in surveys that they intend to do so in the near future. The industry continues to add additional capacity to meet continuously increasing demand. The SeaMiles/SeaPoints programs will help past and future potential cruise passengers earn free cruises and discounts within the travel industry.

The Company continues to develop its Muskoka properties. Construction on Phase 1 of the Greene Slate Inn is 80% complete. Management has completed a redesign of Phase 2 of the project for the purpose of providing a more cost effective design in compliance with the existing zoning by-laws. The Ports project received approval from the Council of the Corporation of the Township of Muskoka Lakes on February 20, 2007 to develop a mixed use retail/residential/office development that would consist of 8,800 square feet of retail space, 1,600 square feet of office space and nine dwelling units, five of which will be located above boathouses and four of which will be located above the retail. In order to facilitate this development the Company purchased from the Ministry of Natural Resources the bed of the adjacent river bed in the area that will include five dwelling units above their respective boathouses. Council's approval was appealed to the Ontario Municipal Board by the adjoining property owners, however, a tentative resolution has been negotiated with the appellant that would result in their appeal being abandoned within thirty days.

In the fourth quarter of 2006 the Company disposed of its two income producing properties in Muskoka, Ontario, which were the Cranberry Cove Resort and Tapps

Cottage Eatery. The effect of these two sales reduced the Company's long-term debt by $5.15 million dollars.

On the real estate side, the Company's goal is to maximize the profitability of all its real estate holdings and reinvest the profits into its loyalty program. The Company does not plan to acquire any additional real estate as it will focus all its efforts and resources on its core loyalty program.

As the Company operates in two different industry segments, the Company has provided segmented reporting for its loyalty program and real estate divisions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from rental income is recognized on a straight-line basis over the term of the rental agreement.

Revenue from the SeaMiles loyalty program is derived from the sale of a MasterCard to its members, from the sale of SeaMiles through MasterCard purchases, breakage and interest on its escrow account. Revenue from the sale of SeaMiles are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of SeaMiles net of the commissions earned, are included in deposits in the consolidated balance sheet until remitted. Breakage represents the estimated SeaMiles that are not expected to be redeemed by members. Breakage is estimated by management based on the terms and conditions of membership and historical accumulation and redemption patterns as adjusted for changes to any terms and conditions that affect members' redemption practices. The current breakage factor is 17%. Changes in the breakage factor are accounted for as follows: in the period of change, the deferred revenue balance is adjusted as if the revised estimate had been used in prior periods with the offsetting amount recorded as an adjustment to revenue; and for subsequent periods, the revised estimate is used. Breakage is recognized rateably over a period of 30 months, the estimated life of a SeaMile.

Escrow Bank Account

In conjunction with the sale of SeaMiles and SeaPoints, the Company has established a redemption reserve to fund redemptions. The amount to be held in the reserve, as well as the types of securities it may be invested in, are based on policies established by management, which will be reviewed periodically.

Deferred Costs

Financing costs related to the issue of debt securities are deferred and amortized over the term of the debt.

Property Held for Development

Property held for development includes properties held for future development. The Company capitalized all costs relating to the acquisition, development and construction of these properties. The Company reduces the cost of the property held for development for any ancillary revenues earned.

Trademarks

The Company capitalizes all trademark application costs. The trademarks have been determined to have an indefinite life. If the trademark applications are not renewed or abandoned, they will be charged to operations immediately.

Income Producing Properties

Land is recorded at cost which includes development and carrying costs. Other income producing properties are stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated on a diminishing balance basis as follows:

- Building – 4%
- Furniture and fixtures – 20%
- Paving – 8%

Impairment of Long-Lived Assets

The Company reviews long-lived assets such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

RESULTS OF OPERATIONS

For the year ended December 31, 2006, the Company reported a net loss of $3,444,371 or $0.37 per share compared to a net loss of $1,404,339 or $0.29 per share in the previous year. The net loss was $2,238,694 from real estate and $1,827,285 from corporate expenses which was partially offset by net income of $621,608 from the loyalty program. The net loss from the real estate division was primarily attributable to a loss of $1,718,355 incurred on the disposal of the Company's income producing properties. Corporate expenses included stock based compensation of $717,945 and fees paid for management and professional services to support the ongoing strategic and operational activities of the Company and its subsidiaries.

For the fourth quarter, the Company reported a net loss of $2,012,030 or $0.18 per share compared to a net loss of $433,000 or $0.07 per share in 2005. Of the current quarter's loss, $1,816,490 is related to real estate and $354,493 to corporate expenses, partially offset by net income of $158,953 from the loyalty program. The major component of the loss from real estate was the loss of $1,718,355 incurred from the disposal of the income producing properties discussed above.

Revenue

For 2006, the Company reported total net revenue of $7,408,006 compared to $665,084 in 2005. Rental revenue for 2006 was $492,033 compared to $663,500 the previous year. The decrease in rental revenue by $171,467 or 25.8% from the previous year is primarily attributed to the disposal of the Company's income producing properties during the fourth quarter. Loyalty program revenue for 2006 was $6,915,973 compared to $1,584 in 2005. The $6,914,389 increase in loyalty program revenue is mainly related to the acquisition of SeaMiles on March 29, 2006.

For the fourth quarter ended December 31, 2006, the Company reported total net revenue of $2,328,529 compared to $157,208 during the same quarter in 2005. Revenue for the fourth quarter of 2006 comprised $1,113 in rental revenue versus $155,624 in 2005 and $2,327,416 in loyalty program revenue versus $1,584. The decrease in the rental income in 2006 was due to the disposition by the Company of its income producing properties in the fourth quarter.

Expenses

Total expenses for the year ended December 31, 2006 were $10,852,377, inclusive of the loss of $1,718,355 on the disposal of the income producing properties, compared to $2,069,423 for 2005. The expenses for 2006 are comprised of $2,730,727 related to real estate versus $1,224,573 in 2005, $6,294,365 related to the loyalty program versus

$126,648 in the previous year and $1,827,285 in corporate expenses versus $718,202 in 2005.

For the year ended December 31, 2006, amortization expense on income producing real estate was $247,169 compared to $286,594. The decrease of $39,425 is related to the disposal of the Company's income producing real estate during the fourth quarter of 2006.

Amortization expense on the Company's equipment for 2006 was $29,696 versus $12,451 in 2005. The increase of $17,245 is comprised of SeaMiles portion of equipment amortization and a full year of amortization for SeaPoints' website costs whereas there was only a partial year of amortization during 2005.

The amortization of deferred costs for 2006 was $222,539 compared to $119,712 in 2005. This primarily relates to financing costs incurred for the issuing of debt securities which are capitalized and amortized over the term of the debt.

Bank charges and interest expense was $169,152 for 2006 versus $153,744 in 2005. The increase of $15,408 is mainly attributed to SeaMiles portion of interest costs for which there was nothing reported the previous year.

Expenses related to the income producing real estate properties increased by $20,814 to $54,743 for 2006 compared to $33,929 in 2005.

Interest on long-term debt for 2006 was $742,380 compared to $681,155 in 2005. The increase of $61,225 is primarily due to interest paid on the $3 million of convertible debentures issued in April 2006.

Expenses related to the loyalty program excluding amortization, interest and bank charges amounted to $6,220,640 in 2006, versus $113,996 last year. The current year's increase is due to the acquisition of Seamiles on March 29, 2006.

Management fees amounted to $317,750 in 2006 as compared to $154,981 last year. The increased fees are due to the increased head office activity in 2006.

Selling, general and administrative expenses increased to $412,008 versus $209,981 last year. The increase in expenses is due to the increased head office activity in 2006.

The Company recorded stock-based compensation expense of $717,945 in 2006. This related to the Company having granted 410,000 stock options to its officers and certain consultants and 150,000 stock options to its directors pursuant to its stock option plan as well as having 100,000 stock options granted in 2005 vest in 2006. The Company accounted for the stock based options using the fair-value method as at the grant date. The average fair value of the options was valued at $0.8445, $1.018 and $2.19 respectively using the Black-Scholes method for pricing options.

In the fourth quarter of 2006, the Company disposed of its income producing properties in two separate transactions. In October, the Company sold its property at 125 Medora Street for $1,200,000. In November, the Company sold, to a related party, one of its subsidiary companies for $1 and the assumption of liabilities, with the sole asset being the Cranberry Marsh Cove property. These transactions are summarized below:

Cash proceeds	$ 1,200,001
Assumption of mortgages payable by purchaser	4,250,000
Assumption of other net payables by purchaser	38,310
	5,488,311
Net book value of income producing properties	7,206,666
Loss on sale of income producing properties	($1,718,355)

SELECTED QUARTERLY FINANCIAL DATA

(Expressed in thousands of Canadian dollars, except per share amounts)

The following information summarizes quarterly financial information for the fiscal years ended December 31, 2006 and 2005.

	2006				2005			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Total revenue	201	2,383	2,496	2,329	151	153	204	157
Net income (loss)	(370)	(413)	(649)	(2,012)	(173)	(254)	(544)	(433)
Income (loss) per share	(0.06)	(0.05)	(0.06)	(0.18)	(0.04)	(0.05)	(0.11)	(0.08)

SELECTED ANNUAL FINANCIAL DATA

(Expressed in Canadian dollars)

	2006	2005	2004
Total Assets	$ 28,715,942	$ 12,688,974	$ 11,054,808
Total Long-Term Debt	4,919,983	6,448,631	2,065,107
Total Shareholders' Equity	6,833,620	2,771,428	1,215,582
Common Shares Outstanding	11,271,399	5,838,447	4,155,118
Book Value per Share	$ 0.61	$ 0.47	$ 0.29
Revenue	$ 7,408,006	$ 665,084	$ 411,991
Net Loss	($3,444,371)	($1,404,339)	($219,011)
Net Loss per Share	($0.37)	($0.29)	($0.08)

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2006, the Company had total assets of $28,715,942 compared to total assets of $12,688,974 for the same period in 2005. The company had $276,582 in cash compared to ($2,461) in 2005. As at December 31, 2006, the Company held funds in an escrow bank account totaling $12,638,637. The funds in the account will be used to primarily fund future point redemptions made by members of the SeaMiles loyalty program for cruise rewards.

As at December 31, 2006, the Company had total liabilities of $21,882,322 versus total liabilities of $9,917,546 in 2005. Total liabilities include $3,000,000 in convertible debt ($2,427,443 at December 31, 2005) and current and long term debt of $3,582,882 ($6,413,488 at December 31, 2005).

The Company's net working capital as at December 31, 2006 was a deficit of $693,869 compared to a deficit of $2,978,350 as at December 31, 2005. The Company was able to improve its net working capital position primarily by issuing $3 million in convertible debt in April 2006, raising $4,375,400 from the issuance of share capital and raising

$1,200,001 in proceeds from the disposal of its income producing real estate properties, partially offset by $5,257,874 in loans made for the Company in connection with the SeaMiles acquisition and $1,148,438 spent on property held for development.

The Company's long-term debt, including the current portion, as of December 31, 2006 was $3,582,882 compared to $6,413,488 at December 31, 2005. The decrease of $2,830,606 from the previous year is primarily due to the Company disposing of its income producing real estate, thus reducing its long term debt by $5.15 million and other mortgage and debt payments of $1,103,875, partially offset by the Company raising $2,250,000 in mortgage financing and assuming $1,177,672 in long term debt from the purchase of Seamiles.

As at December 31, 2006, the Company had $3 million in convertible debt compared to $2,427,443 as at December 31, 2005. The $3 million in convertible debentures was issued in April 2006 and has a two year term (2005 – two year term) and bear interest at a coupon rate of 10% (2005 – 12%), payable monthly. The debentures are convertible into common shares (2005 – units) at the rate of $3.00 per share (2005 - $1.10) at the sole option of the lenders for the entire term expiring no later than April 30, 2008 (2005 – August 19, 2007). Each unit comprises one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at the rate of $1.10 per share and the warrants can be exercised up to and including August 19, 2007. If all of the current debentures are converted, it will result in the issuance of 1,000,000 (2005 – 4,545,454) common shares. The debentures are secured by a general security agreement and the debentures mature on April 30, 2008 (2005 – August 19, 2007).

In May 2006 all the 12% convertible debentures were converted and all the common share purchase warrants attached to the 12% convertible debentures were exercised, resulting in the issuance of 4,545,454 common shares.

Shareholder's Equity was $6,833,620 as at December 31, 2006 versus $2,771,428 as at December 31, 2005. The increase in shareholders' equity is due to an increase of $6,913,260 and $680,085 in share capital and contributed surplus respectively, offset by the net loss of $3,444,371 and $86,782 equity portion of convertible debt converted in 2006. The increase in share capital is primarily due to the following:

a) In March and April 2006, the Company raised $1,320,400 from the exercise of 587,498 common share purchase warrants at a price of $2.25 per share, after deducting issue costs of $1,473.

b) In May 2006, the Company received $5,000,000 in new equity from the conversion of $2,500,000 of convertible debt at a conversion price of $1.10 per common share and the exercise of 2,500,000 of warrants attached to the convertible debt at an exercise price of $1.10 per common share. A total of 4,545,454 common shares were issued pursuant to the financing.

c) In May 2006, the Company raised $500,000 from the exercise of 250,000 common share purchase warrants at a price of $2.00 per share.

At December 31, 2006, the Company has the following issued and outstanding common shares and common share purchase warrants:

	Number of		$	
	Voting Common Shares	Common Share Purchase Warrants	Voting Common Shares	Equity Component of Convertible Debt
Balance	11,271,399	612,498	$16,585,047	$ -

The terms of the outstanding common share purchase warrants are as follows:

Warrants	Exercise Price	Expiry Date
412,498	$3.00	April 30, 2007
200,000	$3.50	September 30, 2007
612,498		

The Company has the following stock options to its officers, directors and certain consultants outstanding as at December 31, 2006:

Date of Grant	Stock Options (#)	Exercise Price	Expiry Date
July 8, 2005	300,000	$1.10	July 8, 2007
May 12, 2006	410,000	$3.50	May 12, 2008
August 24, 2006	150,000	$3.25	August 24, 2008
	860,000		

The fair value of stock options granted during 2006 are as follows: 410,000 at $0.8445; 150,000 at $1.018. In addition, 100,000 stock options granted in July 2005 vested in July 2006 and were valued at $2.19. The method used to determine the rates was the Black-Scholes model for pricing options.

Cash used in operations was $1,852,962 for 2006 compared to $593,892 for 2005. This increase of cash is due to the increase in the Company's activities for the year, primarily resulting from the increase in prepaid expenses.

FINANCIAL INSTRUMENTS

The Company's financial instruments involve mortgages payable which are secured against property of the Company and convertible debentures. The risks associated with the mortgages payable is that interest rates could rise, making it more expensive to borrow money against the various properties, and cyclical changes in the real estate market. The convertible debentures are also subject to the risk of interest rates rising. The Company is not exposed to any significant interest risks and their carrying values approximate their fair values.

Contractual Obligations	Total	Less than 1 year	1 - 2 Years	Greater than 2 Years
Long-Term Debt (including current portion)	$ 3,582,882	$ 1,662,899	$ 1,156,620	$ 763,363
Convertible Debt	3,000,000	-	3,000,000	-
Purchase Obligations	1,296,000	194,000	173,000	929,000
Total Contractual Obligations	$ 7,878,882	$ 1,856,899	$ 4,329,620	$ 1,692,363

RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties), which approximates the arm's length equivalent for the services.

The Company had outstanding amounts due from/to directors and shareholders as follows:

	December 31 2006	December 31 2005
Accounts receivable	$ -	$ 173,813
Accounts payable and accrued liabilities	$ -	$ 122,368
Due to related parties	$ 256,281	$ 325,302
Mortgage payable	$ 487,500	$ 500,000
Convertible debentures	$ 2,750,000	$ 750,000

The following table summarizes the Company's related party transactions for the year:

	December 31 2006	December 31 2005
Rental income	$ 407,850	$ 575,000
Interest	$ 334,117	$ 188,176
Leasehold improvements	$ 56,385	$ -
Management fees	$ 224,000	$ 154,981
Financing fees	$ 101,655	$ -
Rent	$ 55,618	$ 8,942
Professional fees	$ 34,097	$ 13,621
Selling, general and administrative	$ 81,755	$ -

	December 31 2006	December 31 2005
Sale of income producing property		
Cash proceeds	$ 1	
Assumption of mortgages payable by purchaser	4,250,000	
Assumption of other net payables by purchaser	38,310	
	4,288,311	
Net book value of income producing property	5,709,313	
Loss on sale of income producing property	($1,421,002)	

These transactions are recorded at the exchange value as agreed by the parties.

SUBSEQUENT EVENTS

In January 2007, the Company renewed its $1,000,000 mortgage on one of its properties at a rate of 10% for one year.

In January 2007, the Company signed a Promotional Co-branded Card Agreement with Visa U.S.A. Inc.

RISKS AND UNCERTAINTIES

The Company is exposed to a variety of risk factors relative to the nature of its business. It is difficult to accurately predict future operating results as actual results may differ significantly from any forward-looking statements. Factors that may cause such differences include but are not limited to the following:

- Obtaining adequate and timely financing on terms that are acceptable
- Whether properties are successfully developed and the timing of such developments
- Obtaining municipal approval for its development projects
- Costs and timing of products and services required associated with development activities
- Market acceptance of properties offered
- The cyclical nature of real estate market values
- Interest rate trends

- Circumstances that are beyond the control of the travel industry such as acts of terrorism or severe climate changes
- Competition in the cruise card loyalty business
- Ability to generate positive cash flow from operations
- Ability to retain and attract key management and other experienced personnel

DISCLOSURE CONTROLS AND PROCEDURES

As at the financial year ended December 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the President and the Chief Financial Officer concluded that the design and operations of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

END